Mail Stop 4561
      September 8, 2005

Mr. Donald F. Mardak
Chief Executive Officer
International Monetary Systems, LTD.
16901 West Glendale Drive
New Berlin, WI 53151

	RE:	International Monetary Systems, LTD.
		Form 8-K
		Filed September 7, 2005
            	File No. 0-30853

Dear Mr. Mardak:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 8-K filed September 7, 2005

1. We note that you did not file an exhibit 16 letter from the former accountant. Please amend the report to include the required letter from the former accountant by September 21, 2005. Please see Item 304 (a)(3) of Regulation S-B.

2. We note your disclosure that Smith & Gesteland performed a review
of your interim financial statements contained in your June 30,
2005
Form 10-QSB. However, it does not appear that Smith & Gesteland was registered with the Public Company Accounting Oversight Board (PCAOB) at the time the review of the June 30, 2005 interim financial statements was performed. Since a review is an integral part of the audit, the accounting firm performing any interim reviews is required to be registered with the PCAOB. If Smith & Gesteland was not registered with the PCAOB at the time the review was performed, you should engage your successor registered public accounting firm to re-review this interim period. Please tell us whether Smith & Gesteland was registered with the PCAOB at the time the review was performed, and if not, your plans to address this matter.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please provide the information requested above within 10 business days from the date of this letter. The information should be filed as correspondence on EDGAR.

      Any questions regarding the above should be directed to me at
(202) 551-3469.


								Sincerely,



								Thomas Flinn
								Staff Accountant
Mr. Donald F. Mardak
International Monetary Systems, LTD
September 9, 2005
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